UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

JDA SOFTWARE GROUP, INC.

(Name of Subject Company (Issuer))

RP CROWN ACQUISITION SUB, LLC RP CROWN PARENT, LLC RP CROWN HOLDING, LLC RP HOLDING, L.L.C.

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC. NEW MOUNTAIN PARTNERS III, L.P. NEW MOUNTAIN CAPITAL, L.L.C.

(Name of Filing Persons (Other Person (s))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura Fese Chief Legal Officer RedPrairie Corporation c/o RedPrairie Holding, Inc. 20700 Swenson Drive Waukesha, WI 53186 (262) 317-2341

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail Bomba, Esq.

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$1,992,034,458	$271,714

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 43,091,829 shares of common stock, par value $0.01, of JDA Software Group, Inc. outstanding (including restricted shares) multiplied by the offer price of $45.00 per share, (ii) 184,537 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding options, multiplied by the offer price of $45.00 per share minus the weighted average exercise price for such options of $14.10 per share, (iii) 323,284 restricted stock units multiplied by the offer price of $45.00 per share, (iv) 684,483 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding warrants and performance share awards (assuming target level performance) multiplied by the offer price of $45.00 per share, and (v) 41,121 shares of common stock, par value $0.01, of JDA Software Group, Inc. reserved for issuance pursuant to JDA Software Group, Inc.’s Employee Stock Purchase Plan multiplied by the offer price of $45.00 per share. The calculation of the filing fee is based on information provided by JDA Software Group, Inc. as of October 26, 2012, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 271,714	Filing Party: RP Crown Acquisition Sub, LLC, RP Crown Parent, LLC, RP Crown Holding, LLC, RP Holding, L.L.C., RedPrairie Holding, Inc., New Mountain Partners III, L.P. and New Mountain Capital, L.L.C.
Form or Registration No.: Schedule TO	Date Filed: November 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 8 to the Tender Offer Statement on Schedule TO (this “Amendment No. 8”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 14, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on November 15, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company, a wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of JDA Software Group, Inc., a Delaware corporation (“Company”), at a purchase price of $45.00 per Share, net to the seller thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

(1) Amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by inserting the following text before the last paragraph under the heading “Debt Financing”:

“On December 14, 2012, pursuant to Section 2.1(c) of the Merger Agreement, Parent and Purchaser waived the Financing Proceeds Condition. The Offer was conditioned upon receipt by Parent of the proceeds of the Debt Financing (or Alternative Financing) or the lenders party to the Debt Financing Commitment having definitively and irrevocably confirmed in writing to Parent and Purchaser that the Debt Financing in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the Offer Closing on the terms set forth in the Debt Financing Commitment (or any Alternative Financing Commitments) and subject only to the satisfaction of the other Offer conditions (and the contribution by Parent or Purchaser of the Equity Financing).”

(2) Amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by deleting, in its entirety, the third paragraph from the end under the heading “Debt Financing”.

(3) Amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by replacing the final paragraph under the heading “Debt Financing” with the following paragraphs:

“As contemplated by the Debt Financing Commitment, on December 14, 2012, Parent, as borrower, Holdco, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto, entered into:

•

First Lien Credit Agreement (“First Lien Credit Agreement”) providing for senior secured first lien term loans of $1,450,000,000 and a senior secured first lien revolving credit facility of $100,000,000, on the terms and subject to the conditions therein, and

•	Second Lien Credit Agreement (“Second Lien Credit Agreement”) providing for senior secured second lien term loans of $650,000,000, on the terms and subject to the conditions therein.

We refer to the financing contemplated by the Debt Financing Commitment, the Joinder Agreement, the First Lien Credit Agreement and Second Lien Credit Agreement, as such agreements may be amended, modified, supplemented (by a joinder agreement or otherwise) or restated, and any permitted replacement debt financing, as the “Debt Financing. The foregoing summary of certain provisions of the Debt Financing and all other provisions of the Debt Financing are qualified by reference to the Debt Financing Commitment, the Joinder Agreement, the First Lien Credit Agreement and Second Lien Credit Agreement themselves, which are incorporated herein by reference. We have filed a copy of the Debt Financing Commitment, the Joinder Agreement, the First Lien Credit Agreement and Second Lien Credit Agreement as Exhibits (b)(1), (b)(2), (b)(3) and (b)(4) respectively to the Schedule TO, which are incorporated by reference.”

Item 12. Exhibits.

Regulation M-A Item 1016.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(H)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 14, 2012

(b)(3)	First Lien Credit Agreement, dated December 14, 2012, among RP Crown Parent LLC, as borrower, RP Crown Holding, LLC, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto

(b)(4)	Second Lien Credit Agreement, dated December 14, 2012, among RP Crown Parent LLC, as borrower, RP Crown Holding, LLC, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2012

RP HOLDING, L.L.C.

/s/ Pete Masucci
Name:	Pete Masucci
Title:	Senior Vice President

RP CROWN HOLDING, LLC

/s/ Pete Masucci
Name:	Pete Masucci
Title:	Senior Vice President

RP CROWN PARENT, LLC

/s/ Pete Masucci
Name:	Pete Masucci
Title:	Senior Vice President

RP CROWN ACQUISITION SUB, LLC

/s/ Pete Masucci
Name:	Pete Masucci
Title:	Senior Vice President

NEW MOUNTAIN PARTNERS III, L.P.

By: NEW MOUNTAIN INVESTMENTS III, L.L.C. its general partner

/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

REDPRAIRIE HOLDING, INC.

/s/ Laura L. Fese
Name:	Laura L. Fese
Title:	Chief Legal Officer

[Signature Page to Amendment No.8 to Schedule TO]

NEW MOUNTAIN CAPITAL, L.L.C.

By: New Mountain Capital Group, L.L.C., its managing member

/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

[Signature Page to Amendment No. 8 to Schedule TO]

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012*

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012*

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona*

(a)(5)(B)	Class Action Complaint, dated as of November 20, 2012 (Neuman v. JDA Software Group, Inc., et al.)*

(a)(5)(C)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 21, 2012*

(a)(5)(D)	Class Action Complaint, dated as of November 21, 2012 (New Jersey Building Laborers Annuity Fund v. JDA Software Group, Inc., et al.)*

(a)(5)(E)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 3, 2012*

(a)(5)(F)	Memorandum of Understanding, dated December 7, 2012*

(a)(5)(G)	Press Release issued by RedPrairie Corporation on December 14, 2012*

(a)(5)(H)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on December 14, 2012**

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012*

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., Bank of Montreal, BMO Capital Markets Corp. and Jefferies Finance LLC to RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, dated November 16, 2012*

(b)(3)	First Lien Credit Agreement, dated December 14, 2012, among RP Crown Parent LLC, as borrower, RP Crown Holding, LLC, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto**

(b)(4)	Second Lien Credit Agreement, dated December 14, 2012, among RP Crown Parent LLC, as borrower, RP Crown Holding, LLC, as guarantor, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the respective lenders parties thereto**

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)*

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012*

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.*

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012*

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.